UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 11, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT V, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4250978
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.         Other Events

Recent Ongoing Developments in our Business

Our Manager, in an effort to consolidate operations and maximize returns to our shareholders, commenced internal discussions regarding a potential merger (the “merger”) with an affiliate of our sponsor, Fundrise Growth eREIT 2019, LLC (“Growth eREIT 2019”). No definitive plan or agreement of merger has been finalized at this time, but we intend that the merger could be completed by the end of 2021. We intend that the merger would involve the Company merging with and into Growth eREIT 2019 and would be structured as a stock for stock merger. In exchange for shares in the Company, our shareholders would receive shares in Growth eREIT 2019 based on the respective net asset value (“NAV”) per share amounts for each company, which we expect to update prior to the consummation of the merger. Pursuant to our and Growth eREIT 2019’s operating agreements, the Manager has the right to consummate the merger, subject to approval of the Independent Representative (defined therein), and shareholder consent is not required.

Our shareholders may continue to submit redemption requests under our redemption plan through June 30, 2021, and such requests will be processed on approximately July 1, 2021, pursuant to our normal redemption plan. Beginning on July 1, 2021, and until the consummation of the merger, our shareholders, and the shareholders of Growth eREIT 2019, will be unable to submit redemption requests, and our redemption plan will be temporarily suspended. After the merger, we intend that the redemption plan of the newly-merged Growth eREIT 2019 will resume, and former shareholders of the Company will be able to redeem their newly-acquired shares of Growth eREIT 2019 in accordance with Growth eREIT 2019’s redemption plan.

As noted above, the NAV per common share of each of the Company and Growth eREIT 2019 will be updated prior to, and in connection with the merger, and we have no plans to update such NAV per common shares prior to such time.

Investor Letter

Attached as Exhibit 15 is a copy of the letter sent to investors on or about June 16, 2021 announcing the potential merger.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibits

15.1         Investor Letter (June 16, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT V, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:          June 16, 2021